

March 5, 2015

Mr. Erez Ovdat
Chief Executive Officer
Nano-Textile Ltd.
3 Lohamei HaGetaot St.
Nahariya, Israel 2244427

> **Re:** **Nano-Textile Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 6, 2015**
> **File No. 333-201903**

Dear Mr. Ovdat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please revise where appropriate to explain the extent to which the primary and selling shareholder offerings may be conducted at different prices. Discuss the consequences for potential investors, for example whether you may be offering at a price over the market price, if one develops. Additionally, please advise us what factors will determine whether Joshua Herchcovici will be soliciting potential purchasers on his own behalf or on behalf of the company in the primary offering.

3.   We note the discussion of dealer prospectus delivery obligations on page 6. Please advise us of any agreements, arrangements or intentions with respect to distributing your securities through dealers.

4.   Please limit the cover page to one page. See Item 501(b) of Regulation S-K.

Summary, page 7

5.   We note your website on page 7 and your statement that you do not currently have an operating website. However, it appears that your website is operational. In this regard, the management section of the website includes the CEO and 2 individuals not identified as management in the Form F-1. Professor Gedanken is listed as a VP. Please revise the prospectus as appropriate or advise.

Risk Factors, page 10

6.   You disclose in risk factor 25 on page 16 that your reporting and functional currencies are the New Israeli Shekel (NIS) yet Note 2.c. – Basis of Preparation –Functional and Presentational Currency on page 79 indicates your functional and presentational currencies are the US Dollar. Please clarify your risk factor disclosure as necessary.

Use of proceeds, page 21

7.   It is unclear on what basis you estimate that the net proceeds will be approximately $2,935,000 given the nature of the offering. Please revise to delete this statement and clarify your intended use of proceeds in the event you raise only a de minimis amount.

Capitalization, page 30

8.   The column headings in the capitalization table disclose that the amounts are presented in thousands but it does not appear that the US Dollar column amounts are actually in thousands. Please revise this column and the NIS column as necessary.

Holders, page 31

9.   Please include a statement that provides the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Milestones, page 33

10.   Revise this discussion to also address and reconcile with the requirements and milestones in your License Agreement.

Business, page 37

11.   Please revise here and your plan of operation to address when you anticipate acquiring a prototype textile and necessary equipment, such as the "sono reactor." In this regard, disclose in competition or where appropriate to address any similar products that are currently available using similar sono-chemical technology.

12.   We note the statement on page 42 that the licensor granted a third party an option to obtain an exclusive license to the Patent Rights for the field of disposable anti-bacterial textiles for medical treatment and/or personal hygiene, *i.e.*, bandages. Please revise to address if and how you will be able to pursue the hospital and related markets given this third party option. Please revise risk factors accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 47

13.   Please provide the business address of each member of your management, as required by Item 1.A of Form 20-F. Please also disclose Joshua Herchcovici's title.

Executive Compensation, page 60

14.   We note the statement that you did not pay and do not owe any compensation to executive officers. Please provide compensation disclosure for fiscal year 2014.

Certain Transactions, page 63

15.   Please revise to discuss all relevant transactions. We note, for example, the reference on page 86 to 285,715 ordinary shares to its former Chief Executive Officer, in exchange for CEO services received by October 30, 2014.

Description of Securities, page 64

16.   Please revise here or where appropriate to provide the information required by Item 10.B.9. of Form 20-F.

Financial Statements

17.   Please update the financial statements as necessary as required by Item 8 of Form 20-F. Please also provide an updated consent of the independent accountant as necessary.

Exhibits

18.   We note disclosure on page 26 regarding subscriptions. To the extent that subscription agreements will be used, please ensure to file a form of the agreement as an exhibit to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at 202 551-3774 or Tia Jenkins at 202 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at 202 551-3959 or Jim Lopez at 202 551-3536 with any other questions.

Sincerely,

James Lopez (for)

John Reynolds
Assistant Director